OMB APPROVAL

OMB Number:	3235-0145
Expires:	February 28, 2009
Estimated average burden hours per response	. . . . . . . . . . . . . . . 10.4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Jefferson Bancshares, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
472375104
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|X|	Rule 13d-1(b)
| |	Rule 13d-1(c)
| |	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 6 Pages

CUSIP No. 472375104

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Friedlander & Co., Inc. — 39-1396737

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) [ ] (b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER -0- SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 285,000(1) SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 285,000(1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable	[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.4%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1)	The percent ownership calculated is based upon an aggregate of 6,556,583 shares outstanding as of November 9, 2006.

Page 2 of 6 Pages

CUSIP No. 472375104

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Theodore Friedlander III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) [ ] (b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER 25,000(1) SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER See Item 2(a) below SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,000(1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable	[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.4%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

(1)	The percent ownership calculated is based upon an aggregate of 6,556,583 shares outstanding as of November 9, 2006.

Page 3 of 6 Pages

Item 1(a).	Name of Issuer:

Jefferson Bancshares, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

120 Evans Avenue Morristown, TN 37814

Item 2(a).	Name of Person Filing:

The persons filing this Schedule 13G are Friedlander & Co., Inc. (“Friedlander”) and Theodore Friedlander III. Theodore Friedlander III is a controlling person of Friedlander and as such may be deemed to beneficially own the shares of Common Stock of Jefferson Bancshares, Inc. beneficially owned by Friedlander. Mr. Friedlander beneficially owns less than 1% of the shares held by Friedlander and disclaims beneficial ownership of all other shares held by Friedlander.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

322 East Michigan Street, Suite 250 Milwaukee, WI 53202

Item 2(c).	Citizenship:

Friedlander is a Wisconsin corporation.

Theodore Friedlander III is a citizen of the United States.

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

472375104

Page 4 of 6 Pages

CUSIP No. 472375104

Item3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

[_]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

[_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

[_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

[_]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

|X|	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).

[_]	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

|X|	A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).

[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

[_]	Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Friedlander & Co., Inc.

(a)	Amount Beneficially Owned: 285,000

(b)	Percent of Class: 4.4%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: -0-

(ii)	shared power to vote or to direct the vote: -0-

(iii)	sole power to dispose or to direct the disposition of: 285,000

(iv)	shared power to dispose or to direct the disposition of: -0-

Theodore Friedlander III

(a)	Amount Beneficially Owned: 25,000

(b)	Percent of Class: 0.4%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 25,000

(ii)	shared power to vote or to direct the vote: -0-

(iii)	sole power to dispose or to direct the disposition of: See Item 2(a) above

(iv)	shared power to dispose or to direct the disposition of: -0-

Page 5 of 6 Pages

CUSIP No. 472375104

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits.

        1.        Agreement to file Schedule 13G jointly. (Previously filed as Exhibit 1 to the reporting parties’ Schedule 13G filed February 8, 2006.)

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2007

FRIEDLANDER & CO., INC.
By /s/ Theodore Friedlander III
Theodore Friedlander III
President and Secretary
/s/ Theodore Friedlander III
Theodore Friedlander III

Page 6 of 6 Pages